

Mail Stop 3720

April 2, 2007

Via U.S. Mail and Fax (281) 538-4730

Mr. David Micek, President and Chief Executive Officer
Eagle Broadband, Inc.
101 Courageous Drive
League City, TX 77573

      RE: **Eagle Broadband, Inc.**
              Form 10-K for the year August 31, 2006
              Filed on November 20, 2006
              File no. 1-15649

Dear Mr. Micek:

      We have reviewed your supplemental response letter dated March 20, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 1, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended August 31, 2006

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations

    Critical Accounting Policies

1.   Please refer to the response to prior comment no. 2. Please provide us with the proposed disclosures that you will include in the Form 10-K for the fiscal year ended August 31, 2007.

Impairment Assessment

2.   We have reviewed your response prior comment no. 3. Please correct the misstatement in your Form 10-Q for the period ended February 28, 2007.

Results of Operations

3.   We note that your response does not fully address prior comment no. 4. Please explain in detail the timing of the fourth quarter impairment adjustment and the factors that arose in the fourth quarter or whether such conditions had persisted through prior periods. Also address the apparent absence of disclosures in MD&A and other sections of prior filings of any known uncertainties that could reasonably be expected to have a material impact on operating results.

Liquidity and Capital Resources

4.   We note in your response to comment no. 5 that you have not provided a description of your viable plans to overcome the financial difficulties that create doubt about your ability to continue as a going concern. Your disclosure should address the Company's ability or inability to generate sufficient cash to support its operations during the twelve months following the date of the financial statements presented in the filing. You should also address your ability to obtain access to the external financing sources referred to in Item 7. Please refer to the guidance in Section 607.2 of the Financial Reporting Codification.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director